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SI 10026125 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41041

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2009** (MM/DD/YY) AND ENDING **December 31, 2009** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Caruso Financial Services Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Abby Lane
(No. and Street)

Rochester	**NY**	**14606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harry Caruso **(585) 247-4360**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mengel, Metzger, Barr & Co. LLP
(Name – *if individual, state last, first, middle name*)

100 Chestnut Street, Suite 1200	**Rochester**	**NY**	**14604**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

FEB 22 2010

Washington, DC 110

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harry Caruso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Caruso Financial Services, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Harry Caruso
Signature

President
Title

MARY-ELLEN ELLING
Notary Public, State of New York
No. 01EL5066536
Qualified in Monroe County
My Commission Expires 9/30/2010

Mary Ellen Elling
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

MMB

MENGEL METZGER BARR & CO. LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Shareholder
Caruso Financial Services Inc.

We have audited the accompanying statements of financial condition of Caruso Financial Services Inc. as of December 31, 2009 and 2008, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Caruso Financial Services Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
February 9, 2010

100 Chestnut Street | Suite 1200 | Rochester, NY 14604 | P 585.423.1860 | F 585.423.5966 | mengelmetzgerbarr.com

Additional Offices: Elmira, NY • Hornell, NY • An Independent Member of the BDO Seidman Alliance

WE VALUE YOUR FUTURE

CARUSO FINANCIAL SERVICES INC.

STATEMENTS OF FINANCIAL CONDITION

ASSETS	December 31, 2009	December 31, 2008
CURRENT ASSET		
Cash and cash equivalents	$ 15,970	$ 14,854
LIABILITY AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITY		
Income taxes payable	$ 25	$ 100
SHAREHOLDER'S EQUITY		
Common stock, $10 par value:		
Authorized, 10,000 shares		
Issued and outstanding, 1,100 shares	11,000	11,000
Additional paid-in capital	2,314	2,314
Retained earnings	2,631	1,440
	15,945	14,754
	$ 15,970	$ 14,854

The accompanying notes are an integral part of the financial statements.

CARUSO FINANCIAL SERVICES INC.

STATEMENTS OF INCOME

	Year ended December 31, 2009	Year ended December 31, 2008
Revenue - commissions	$ 5,288	$ 9,173
Operating expenses:		
Other	4,164	6,428
INCOME FROM OPERATIONS	1,124	2,745
Other income	17	243
INCOME BEFORE INCOME TAXES	1,141	2,988
Income tax benefit (expense):		
New York State	50	(100)
NET INCOME	$ 1,191	$ 2,888
Net income per share of common stock, based upon common shares outstanding	$ 1.08	$ 2.63

The accompanying notes are an integral part of the financial statements.

CARUSO FINANCIAL SERVICES INC.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common stock	Additional paid-in capital	(Accumulated deficit) retained earnings	Total
Balance at December 31, 2007	$ 11,000	$ 2,314	$ (1,448)	$ 11,866
Net income	-	-	2,888	2,888
BALANCE AT DECEMBER 31, 2008	11,000	2,314	1,440	14,754
Net income	-	-	1,191	1,191
BALANCE AT DECEMBER 31, 2009	$ 11,000	$ 2,314	$ 2,631	$ 15,945

The accompanying notes are an integral part of the financial statements.

CARUSO FINANCIAL SERVICES INC.

STATEMENTS OF CASH FLOWS

	Year ended December 31, 2009	2008
CASH FLOWS - OPERATING ACTIVITIES		
Net income for the year	$ 1,191	$ 2,888
Adjustments to reconcile net income to net cash provided from operating activities:		
Income taxes payable	(75)	-
NET CASH PROVIDED FROM OPERATING ACTIVITIES	1,116	2,888
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,116	2,888
Cash and cash equivalents at beginning of year	14,854	11,966
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 15,970	$ 14,854

The accompanying notes are an integral part of the financial statements.

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

The Company is incorporated in the State of New York and is a broker-dealer in securities. The Company does not hold securities on behalf of its customers, and functions only as a commission broker.

Revenue recognition

Commission revenue and expenses are recorded on a trade date basis.

Cash equivalents

For purposes of cash flow reporting, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Income taxes

The Company accounts for income taxes under the liability method, whereby deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted rates which are expected to be in effect when these differences reverse. Deferred tax expense (credit) is the result of the change in deferred tax assets or liabilities. Note C provides additional information regarding a deferred tax asset.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2009 and 2008, and the reported amounts of revenues and expenses for the years then ended. Actual results could differ from those estimates.

Subsequent events

The Company has conducted an evaluation of potential subsequent events occurring after the statement of financial condition date through February 9, 2010, which is the date the financial statements are available to be issued. No subsequent events requiring disclosure were noted.

NOTE B: NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that net capital, as defined, shall be the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. The net capital as of December 31, 2009 and 2008 was $15,714 and $14,523, respectively. The required capital was $5,000 at both December 31, 2009 and 2008.

NOTE C: INCOME TAXES

The Company files tax returns in the U.S. federal jurisdiction and in New York State. With few exceptions, the Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2006. Years 2006, 2007, 2008 and 2009 are still subject to potential audit by the IRS and the taxing authorities in New York State. The Company adopted the provisions of FASB ASC 740-10 Accounting for Uncertainty in Income Taxes (formerly FIN 48), and its related amendment on January 1, 2009 . Management of the Company believes it has no material uncertain tax positions and, accordingly it will not recognize any liability for unrecognized tax benefits.

As of December 31, 2009, the Company has a net operating loss (NOL) carryforward of approximately $5,000 available to offset future taxable income. This carryforward expires between 2021 and 2023. The deferred tax asset of approximately $800 related to this NOL has been fully reserved as management believes the realization of the deferred tax asset is uncertain.

CARUSO FINANCIAL SERVICES INC.

SUPPLEMENTARY INFORMATION

MMB
MENGEL METZGER BARR & CO. LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

Shareholder
Caruso Financial Services Inc.

We have audited the accompanying financial statements of Caruso Financial Services Inc. as of and for the years ended December 31, 2009 and 2008, and have issued our report thereon dated February 9, 2010. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The financial information hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but the information on pages 13 and 14 is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
February 9, 2010

100 Chestnut Street | Suite 1200 | Rochester, NY 14604 | P 585.423.1860 | F 585.423.5966 | mengelmetzgerbarr.com
Additional Offices: Elmira, NY • Hornell, NY • An Independent Member of the BDO Seidman Alliance

WE VALUE YOUR FUTURE

CARUSO FINANCIAL SERVICES INC.

SUPPLEMENTARY INFORMATION

	Year ended December 31,	
	2009	2008
SCHEDULE OF OTHER OPERATING EXPENSES		
Licenses and fees	$ 517	$ 454
Office supplies	-	311
Transportation	-	960
Telephone	107	671
Postage	-	102
Professional fees	3,500	3,650
Bank service charges	40	40
Internet access	-	240
	$ 4,164	$ 6,428

CARUSO FINANCIAL SERVICES INC.

SUPPLEMENTARY INFORMATION, Cont'd

	December 31, 2009	December 31, 2008
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1		
Total shareholder's equity per accompanying statements of financial condition	$ 15,945	$ 14,754
Haircut on securities (computed where applicable, pursuant to 15c3-1(f)):		
Debt securities	231	231
NET CAPITAL	$ 15,714	$ 14,523
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
(1) Minimum net capital at 6 2/3% of aggregate indebtedness	$ 2	$ 7
(2) Minimum dollar net capital requirement of broker under Rule 15c3-1(a)(2)	$ 5,000	$ 5,000
Net capital requirement (greater of (1) or (2) above)	$ 5,000	$ 5,000
Excess net capital (net capital less net capital requirement)	$ 10,714	$ 9,523
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 15,711	$ 14,513

CARUSO FINANCIAL SERVICES INC.

SUPPLEMENTARY INFORMATION, Cont'd

	December 31, 2009	December 31, 2008
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities per statements of financial condition	$ 25	$ 100
TOTAL AGGREGATE INDEBTEDNESS	$ 25	$ 100
Percentage of aggregate indebtedness to net capital	.16 %	1.00 %
Percentage of debt to debt - equity total (total aggregate indebtedness divided by total aggregate indebtedness plus total shareholder's equity per statements of financial condition)	.16 %	.67 %

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

There are no material differences between the audited computation of Net Capital and the corresponding amount in the Company's unaudited December 31, 2009 Form X-17A-5, Part IIA Filings.

EXEMPTION FROM RULE 15c3-3

An exemption from Rule 15c3-3, is claimed based upon rule Section (K)(1) - Limited business (mutual funds and/or variable annuities only)

MMB
MENGEL METZGER BARR & CO. LLP
Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Shareholder
Caruso Financial Services Inc.

In planning and performing our audit of the financial statements of Caruso Financial Services Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

100 Chestnut Street | Suite 1200 | Rochester, NY 14604 | P 585.423.1860 | F 585.423.5966 | mengelmetzgerbarr.com
Additional Offices: Elmira, NY • Hornell, NY • An Independent Member of the BDO Seidman Alliance

WE VALUE YOUR FUTURE

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority ("FINRA") and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
February 9, 2010

WE VALUE YOUR FUTURE

WE VALUE YOUR FUTURE